SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Comtech Telecommunications Corp.
(Name of Issuer)

Common stock, par value $0.10 per share
(Title of Class of Securities)

205826209
(CUSIP Number)

Mark R. Quinlan
c/o White Hat Capital Partners LP
520 Madison Avenue, 33rd Floor
New York, New York 10022
(212) 257-5940

With a copy to:

Eleazer Klein, Esq. Clara Zylberg, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

 (Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 205826209	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON White Hat Strategic Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

3,529,095 shares of Common Stock (including 3,281,456 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock (as defined in Item 4 below))*

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,529,095 shares of Common Stock (including 3,281,456 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

3,529,095 shares of Common Stock (including 3,281,456 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON PN

*The conversion of shares of Series B-2 Convertible Preferred Stock reported herein is subject to the Blocker (as defined in Item 4 below) and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-2 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock is subject to restrictions set forth in the Voting Agreement (as defined and as described in Item 4).

CUSIP No. 205826209	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON White Hat SP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,529,095 shares of Common Stock (including 3,281,456 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,529,095 shares of Common Stock (including 3,281,456 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

3,529,095 shares of Common Stock (including 3,281,456 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON OO

*The conversion of shares of Series B-2 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-2 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON White Hat Strategic Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 950,698 shares of Common Stock (including 850,698 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 950,698 shares of Common Stock (including 850,698 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

950,698 shares of Common Stock (including 850,698 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.20%*
14	TYPE OF REPORTING PERSON PN

* The conversion of the shares of Series B-2 Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B-2 Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B-2 Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON White Hat SP GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 950,698 shares of Common Stock (including 850,698 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 950,698 shares of Common Stock (including 850,698 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

950,698 shares of Common Stock (including 850,698 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.20%*
14	TYPE OF REPORTING PERSON OO

* The conversion of the shares of Series B-2 Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B-2 Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B-2 Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON White Hat Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,479,793 shares of Common Stock (including 4,132,154 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,479,793 shares of Common Stock (including 4,132,154 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

4,479,793 shares of Common Stock (including 4,132,154 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON PN

 *The conversion of shares of Series B-2 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-2 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON David J. Chanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,479,793 shares of Common Stock (including 4,132,154 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,479,793 shares of Common Stock (including 4,132,154 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

4,479,793 shares of Common Stock (including 4,132,154 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN

 *The conversion of shares of Series B-2 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-2 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Mark R. Quinlan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 54,655 shares of Common Stock (See Item 6 of the Schedule 13D)
	8	SHARED VOTING POWER 4,479,793 shares of Common Stock (including 4,132,154 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
	9	SOLE DISPOSITIVE POWER 54,655 shares of Common Stock (See Item 6 of the Schedule 13D)
	10	SHARED DISPOSITIVE POWER 4,479,793 shares of Common Stock (including 4,132,154 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)*
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

4,534,448 shares of Common Stock (including 4,132,154 shares of Common Stock issuable upon conversion of shares of Series B-2 Convertible Preferred Stock)* (See Item 6 of the Schedule 13D)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN

 *The conversion of shares of Series B-2 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-2 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-2 Preferred Stock is subject to restrictions set forth in the Voting Agreement.

CUSIP No. 205826209	SCHEDULE 13D/A	Page 9 of 14 Pages

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on January 24, 2024 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on June 18, 2024 (“Amendment No. 1” and the Original Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless specified otherwise, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

WHSP acquired (i) 24,071.05 shares of Series B-2 Convertible Preferred Stock (as defined in Item 4) reported herein by surrendering to the Issuer 24,071.05 shares of Series B-1 Convertible Preferred Stock for cancellation and (ii) 481.41 shares of Series B-2 Convertible Preferred Stock as October Additional Shares (as defined and described in the Subscription and Exchange Agreement). WHSP II acquired (i) 6,240.27 shares of Series B-2 Convertible Preferred Stock reported herein by surrendering to the Issuer 6,240.27 shares of Series B-1 Convertible Preferred Stock and (ii) 124.81 shares of Series B-2 Convertible Preferred Stock as October Additional Shares.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Subscription and Exchange Agreement

On October 17, 2024, the White Hat Funds entered into an Subscription and Exchange Agreement (the “Subscription and Exchange Agreement”) with the Issuer and the other investors listed on the signature pages attached thereto (each of the White Hat Funds and such other parties, an “Investor” and collectively, the “Investors”) pursuant to which the parties agreed to change certain terms of the Series B-1 Convertible Preferred Stock. The changes (i) altered the date on which preferred holders can opt to have the Issuer repurchase their Series B-2 Convertible Preferred Stock in certain circumstances, (ii) provided for increases to the dividend rate in certain circumstances and provided for an option for the preferred holders to elect to receive dividends in cash (to the extent permitted by law), and (iii) clarified the preferred holders’ existing consent rights, among other things. To effect the changes described above, (i) WHSP exchanged 24,071.05 shares of Series B-1 Convertible Preferred Stock for 24,071.05 shares of the Issuer’s newly issued Series B-2 Convertible Preferred Stock, par value $0.10 per share, with an initial liquidation preference of $1,067.87 per share (the per share liquidation preference of the Series B-1 Convertible Preferred Stock as of October 16, 2024) (the “Series B-2 Convertible Preferred Stock”), (ii) WHSP II exchanged 6,240.27 shares of Series B-1 Convertible Preferred Stock for 6,240.27 shares of Series B-2 Convertible Preferred Stock, (iii) WHSP acquired 481.41 shares of Series B-2 Convertible Preferred Stock as October Additional Shares and (iv) WHSP II acquired 124.81 shares of Series B-2 Convertible Preferred Stock as October Additional Shares. The transactions contemplated by the Subscription and Exchange Agreement closed on October 17, 2024 (the “Closing Date”).

CUSIP No. 205826209	SCHEDULE 13D/A	Page 10 of 14 Pages

In connection with the closing of the transactions contemplated by the Subscription and Exchange Agreement, the White Hat Funds also entered into a Voting Agreement with the Issuer (the “Voting Agreement”), substantially consistent with the existing voting agreement between the parties, pursuant to which the White Hat Funds agreed, subject to the qualifications and exceptions set forth in the Voting Agreement, to vote their shares of Series B-2 Convertible Preferred Stock or shares issued upon conversion of the Series B-2 Convertible Preferred Stock that exceed 3.4999% of the Issuer’s outstanding voting power as of January 22, 2024 in the same proportion as the vote of all holders (excluding the Investors) of the Series B-2 Convertible Preferred Stock or Common Stock, as applicable. The prior voting agreement dated as of June 17, 2024 by and among the White Hat Funds and the Issuer was terminated and is of no further force or effect in its entirety.

Also, in connection with the closing of the transaction contemplated by the Subscription and Exchange Agreement, the White Hat Funds entered into a Registration Rights Agreement (the “Registration Rights Agreement”), substantially consistent with the existing registration rights agreement between the parties, with the Issuer and the other Investors, pursuant to which the Issuer granted the Investors certain customary registration rights with respect to the shares of Common Stock issued and issuable upon conversion of the Series B-2 Convertible Preferred Stock and upon exercise of the Warrants issued in substitution for the Series B-2 Convertible Preferred Stock in certain circumstances (described below).

Except for the changes described above, the powers, preferences and rights of the Series B-2 Convertible Preferred Stock are substantially the same as those of the Series B-1 Convertible Preferred Stock, including, without limitation, that the shares of Series B-2 Convertible Preferred Stock are convertible, subject to the Blocker, into shares of Common Stock at a conversion price of $7.99 per share of Common Stock (the same as the conversion price of the Series B-1 Convertible Preferred Stock, and subject to the same adjustments).

Like the Series B-1 Convertible Preferred Stock, the Series B-2 Convertible Preferred Stock will provide for repurchase of the Series B-2 Convertible Preferred Stock at the Issuer’s option or the holders’ options upon the occurrence of specified asset sales. Upon the occurrence of such repurchases by an Investor or the Issuer, the Issuer will issue to each Investor whose shares of Series B-2 Convertible Preferred Stock were repurchased a warrant to purchase Common Stock (a “Warrant”). A Warrant will represent the right to acquire Common Stock, as further described in the Subscription and Exchange Agreement, for a term of five years and six months from the issuance of such Warrant, in the amount of (x) the aggregate Liquidation Preference of shares of Series B-2 Convertible Preferred Stock purchased by the Issuer divided by (y) the conversion price as of such Optional Repurchase Date (as defined in the Certificate of Designations of the Series B-2 Convertible Preferred Stock (the “Series B-2 Certificate of Designations”)) or the Optional Call Date (as defined in the Subscription and Exchange Agreement), subject to adjustments set forth in the Warrant, and with an initial exercise price equal to the conversion price as of such Optional Repurchase Date or the Optional Call Date, as applicable, in each case, subject to adjustments substantially similar to the Series B-2 Convertible Preferred Stock.

CUSIP No. 205826209	SCHEDULE 13D/A	Page 11 of 14 Pages

The foregoing descriptions of the Subscription and Exchange Agreement, Series B-2 Certificate of Designations, Warrant, Voting Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entireties by reference to the full texts of the Subscription and Exchange Agreement, Certificate of Designations, Form of Warrant, Voting Agreement and Registration Rights Agreement. For further information regarding the Subscription and Exchange Agreement, Certificate of Designations, Warrant, Voting Agreement and Registration Rights Agreement reference is made to the texts of the Subscription and Exchange Agreement, Certificate of Designations, Form of Warrant, Form of Voting Agreement and Registration Rights Agreement, which have been filed as Exhibit 99.8 hereto, Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2024, and Exhibit 99.9, Exhibit 99.10 and Exhibit 99.11 hereto, respectively, and incorporated by reference herein.

Subordinated Credit Agreement

On October 17, 2024, the Issuer entered into a Subordinated Credit Agreement with WHSP II, other existing holders of the Issuer’s convertible preferred stock and U.S. Bank Trust Company, National Association, as agent (the “Subordinated Credit Agreement”).

The Subordinated Credit Agreement provides a subordinated unsecured term loan facility in the aggregate principal amount of $25.0 million (the “Subordinated Credit Facility”). The proceeds of the Subordinated Credit Facility will (i) cure the Company’s default on certain financial covenants under the Senior Credit Agreement with respect to the fourth quarter of fiscal 2024, (ii) provide additional liquidity to the Company and (iii) fund general working capital needs, including support of the Company’s transformation initiatives.

The Subordinated Credit Agreement is subject to a Make-Whole Amount with respect to certain repayments or prepayments. The Make-Whole Amount is an amount equal to (i) from the closing date through (but not including) the date that is 9 months thereafter, $25.0 million multiplied by 33.0%, (ii) from the date that is 9 months after the closing date through (but not including) the date that is the second anniversary of the closing date, $25.0 million multiplied by 50.0%, (iii) from the second anniversary of the closing date and thereafter, $25.0 million multiplied by 75.0% plus, in the case of clause (iii), interest accrued on $25.0 million at the Make-Whole Interest Rate (as defined below) starting on the second anniversary of the closing date and calculated as of any such date of determination. The Make-Whole Interest Rate is a rate equal to 16.0% per annum, which is increased by 2.0% per annum upon the occurrence and during the continuation of an event of default under the Subordinated Credit Agreement.

The obligations under the Subordinated Credit Facility are guaranteed by the same guarantors under the Senior Credit Agreement. The Subordinated Credit Facility matures 90 days after the Senior Credit Facility Maturity Date under the Senior Credit Agreement.

CUSIP No. 205826209	SCHEDULE 13D/A	Page 12 of 14 Pages

The Subordinated Credit Agreement contains customary representations, warranties and affirmative covenants, in each case substantially consistent with the representations and warranties and affirmative covenants under the Senior Credit Agreement. The Subordinated Credit Agreement contains customary negative covenants, subject to negotiated exceptions, including but not limited to: (i) liens, (ii) investments, (iii) indebtedness, (iv) significant corporate changes, including mergers and acquisitions, (v) dispositions, (vi) restricted payments, including stockholder dividends, and (vii) certain other restrictive agreements.

Capitalized terms used, but not defined, in this section under the heading “Subordinated Credit Agreement” have the meanings set forth in the Senior Credit Agreement or the Subordinated Credit Agreement.

The foregoing description of the Subordinated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subordinated Credit Agreement. For further information regarding the Subordinated Credit Agreement reference is made to the text of the Subordinated Credit Agreement, which has been filed as Exhibit 99.12 hereto, and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by each of the Reporting Persons, which includes accumulated dividends through October 16, 2024. The percentages used in this Schedule 13D are calculated based upon an aggregate of 28,866,682 shares of Common Stock outstanding as of October 14, 2024, as reported in Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 18, 2024, and assumes the conversion of the shares of Series B-2 Convertible Preferred Stock held by the White Hat Funds, subject to the Blocker.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which includes accumulated dividends through October 16, 2024.

(c)	No transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.

CUSIP No. 205826209	SCHEDULE 13D/A	Page 13 of 14 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The Reporting Persons’ response to Item 4 of this Amendment No. 2 is incorporated by reference into this Item 6.

Mr. Quinlan holds a total of 54,655 restricted stock units in consideration for his service on the Board. The restricted stock units will cliff vest on the first anniversary of the date of grant as long Mr. Quinlan continues to serve as a member of the Board through such date, and will be settled in shares of Common Stock. Shares of Common Stock corresponding to vested units will be delivered to Mr. Quinlan within 30 days of termination of directorship, with respect to 27,627 restricted stock units, and 60 days of termination of directorship, with respect to 27,028 restricted stock units.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented to include the following:

Exhibit 99.8	Subscription and Exchange Agreement, dated as of October 17, 2024 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 18, 2024).

Exhibit 99.9	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 18, 2024).

Exhibit 99.10	Form of Voting Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 18, 2024).

Exhibit 99.11	Registration Rights Agreement, dated as of October 17, 2024 (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 18, 2024).

Exhibit 99.12	Subordinated Credit Agreement, dated as of October 17, 2024, by and among Comtech Telecommunications Corp., as borrower, the lenders named therein, and U.S. Bank Trust Company, National Association, as agent (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 18, 2024).

CUSIP No. 205826209	SCHEDULE 13D/A	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 18, 2024	/s/ Mark R. Quinlan
MARK R. Quinlan, (i) individually, (ii) as Managing Member of: (a) White Hat SP GP LLC, (x) for itself and (y) as General Partner of White Hat Strategic Partners LP, (b) White Hat SP GP II LLC, (x) for itself and (y) as General Partner of White Hat Strategic Partners II LP and (c) White Hat Capital Partners GP LLC, as General Partner of White Hat Capital Partners LP.

/s/ David J. Chanley
DAVID J. CHANLEY, individually